UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 36)*

DISH NETWORK CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

25470M 109

(CUSIP Number)

Timothy A. Messner

Executive Vice President and General Counsel

DISH Network Corporation

9601 S. Meridian Blvd.

Englewood, Colorado 80112

(303) 723-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25470M 109

1	Name of Reporting Person Charles W. Ergen

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,935,246 SHARES (1) (2) 40,000 SIXTY DAY SHARES (3)

	8	Shared Voting Power 250,368,107 SHARES (1) (4)

	9	Sole Dispositive Power 3,935,246 SHARES (1) (2) 40,000 SIXTY DAY SHARES (3)

	10	Shared Dispositive Power 250,368,107 SHARES (1) (4)

11	Aggregate Amount Beneficially Owned by the Reporting Person 254,343,353

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 51.6% (5)

14	Type of Reporting Person IN

(1) Includes shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of DISH Network Corporation (“DISH Network”).  The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 2,609,680 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 20,858 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; and (iii) 1,304,708 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(3) “Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d-3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof.

(4) Consists of: (i) 245 shares of Class A Common Stock owned beneficially directly by Mr. Ergen’s spouse, Cantey M. Ergen; (ii) 2,473 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 10,395 shares of Class A Common Stock owned beneficially by one of Mr. and Mrs. Ergen’s children; (iv) 2,168,975 shares of Class A Common Stock held by a charitable foundation for which Mr. Ergen is an officer and for which he shares voting and dispositive power with Mrs. Ergen; (v) 6,658 shares of Class A Common Stock held by a trust for which Mrs. Ergen has a durable power of attorney on behalf of the beneficiary of the trust; (vi) 63,790,620 shares of Class B Common Stock and 3,079,972 shares of Class A Common Stock held by Telluray Holdings, LLC (“Telluray Holdings”), for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings; (vii) 10,803,337 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year 2017 DISH GRAT (the “Two-Year 2017 GRAT”); (viii) 13,963,755 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year March 2018 DISH GRAT (the “Two-Year March 2018 GRAT”); (ix) 18,572,788 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year May 2018 DISH GRAT (the “Two-Year May 2018 GRAT”);  (x) 50,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year November 2018 DISH GRAT (the “Two-Year November 2018 GRAT”); (xi) 50,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year May 2019 DISH GRAT (the “Two-Year May 2019 GRAT”); (xii) 30,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year 2019 DISH GRAT II (the “Two-Year 2019 GRAT II”); and (xiii) 7,968,889 shares of Class A Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of certain other trusts established by Mr. Ergen for the benefit of his family.

(5) Based on 254,626,165 shares of Class A Common Stock outstanding on November 18, 2019 and assuming conversion of all the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen owns beneficially equity securities of DISH Network representing approximately 91.0 % of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1	Name of Reporting Person Cantey M. Ergen

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 248,182,079 SHARES (1) (2)

	8	Shared Voting Power 6,121,274 SHARES (1) (3)

	9	Sole Dispositive Power 181,311,487 SHARES (1) (4)

	10	Shared Dispositive Power 72,991,866 SHARES (1) (5)

11	Aggregate Amount Beneficially Owned by the Reporting Person 254,303,353

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 51.6% (6)

14	Type of Reporting Person IN

(1)  Includes shares of Class A Common Stock and Class B Common Stock.  The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 245 shares of Class A Common Stock owned beneficially directly by Mrs. Ergen; (ii) 2,473 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 63,790,620 shares of Class B Common Stock and 3,079,972 shares of Class A Common Stock held by Telluray Holdings, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings; (iv) 10,803,337 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year 2017 GRAT; (v) 13,963,755 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year March 2018 GRAT; (vi) 18,572,788 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year May 2018 GRAT; (vii) 50,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year November 2018 GRAT; (viii) 50,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year May 2019 GRAT; (ix) 30,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year 2019 GRAT II; and (x) 7,968,889 shares of Class A Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of certain other trusts established by Mr. Ergen for the benefit of his family.  There is no arrangement or agreement between Telluray Holdings and any of the trusts identified in clauses (iv) - (x) above to vote any shares of DISH Network.  Mrs. Ergen exercises voting power with respect to Telluray Holdings and each such trust independently, and with respect to the trusts identified in clauses (iv) through (x), in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(3) Consists of: (i) 2,609,680 shares of Class A Common Stock owned beneficially directly by Mr. Ergen, Mrs. Ergen’s spouse; (ii) 20,858 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 10,395 shares of Class A Common Stock owned beneficially by one of Mr. and Mrs. Ergen’s children; (iv) 2,168,975 shares of Class A Common Stock held by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; (v) 6,658 shares of Class A Common Stock held by a trust for which Mrs. Ergen has a durable power of attorney on behalf of the beneficiary of the trust; and (vi) 1,304,708 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(4) Consists of: (i) 245 shares of Class A Common Stock owned beneficially directly by Mrs. Ergen; (ii) 2,473 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 10,803,337 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year 2017 GRAT; (iv) 13,963,755 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year March 2018 GRAT; (v) 18,572,788 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year May 2018 GRAT; (vi) 50,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year November 2018 GRAT; (vii) 50,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year May 2019 GRAT; (viii) 30,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year 2019 GRAT II; and (ix) 7,968,889 shares of Class A Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of certain other trusts established by Mr. Ergen for the benefit of his family.  There is no arrangement or agreement between any of the trusts identified in clauses (iii) - (ix) above to dispose of any shares of DISH Network.  Mrs. Ergen exercises dispositive power with respect to each such trust independently and in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(5) Consists of: (i) 2,609,680 shares of Class A Common Stock owned beneficially directly by Mr. Ergen, Mrs. Ergen’s spouse; (ii) 20,858 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 10,395 shares of Class A Common Stock owned beneficially by one of Mr. and Mrs. Ergen’s children; (iv) 2,168,975 shares of Class A Common Stock held by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; (v) 6,658 shares of Class A Common Stock held by a trust for which Mrs. Ergen has a durable power of attorney on behalf of the beneficiary of the trust; (vi) 1,304,708 shares of Class B Common Stock owned beneficially directly by Mr. Ergen; and (vii) 63,790,620 shares of Class B Common Stock and 3,079,972 shares of Class A Common Stock held by Telluray Holdings, for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings.

(6) Based on 254,626,165 shares of Class A Common Stock outstanding on November 18, 2019 and assuming conversion of all the shares of Class B Common Stock held by Mrs. Ergen into Class A Common Stock. Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen owns beneficially equity securities of DISH Network representing approximately 91.0% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1	Name of Reporting Person Ergen Two-Year 2017 DISH GRAT

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,803,337 SHARES (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,803,337 SHARES (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by the Reporting Person 10,803,337

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 4.1% (2)

14	Type of Reporting Person OO

(1) All of the shares beneficially held by the Two-Year 2017 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 254,626,165 shares of Class A Common Stock outstanding on November 18, 2019 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year 2017 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year 2017 GRAT may be deemed to own beneficially would be approximately 2.2%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year 2017 GRAT owns beneficially equity securities of DISH Network representing approximately 4.1% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1	Name of Reporting Person Ergen Two-Year March 2018 DISH GRAT

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,963,755 SHARES (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,963,755 SHARES (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by the Reporting Person 13,963,755 SHARES

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 5.2% (2)

14	Type of Reporting Person OO

(1) All of the shares beneficially held by the Two-Year March 2018 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 254,626,165 shares of Class A Common Stock outstanding on November 18, 2019 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year March 2018 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year March 2018 GRAT may be deemed to own beneficially would be approximately 2.8%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year March 2018 GRAT owns beneficially equity securities of DISH Network representing approximately 5.3% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1	Name of Reporting Person Ergen Two-Year May 2018 DISH GRAT

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,572,788 SHARES (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 18,572,788 SHARES (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by the Reporting Person 18,572,788 SHARES

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 6.8% (2)

14	Type of Reporting Person OO

(1) All of the shares beneficially held by the Two-Year May 2018 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 254,626,165 shares of Class A Common Stock outstanding on November 18, 2019 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year May 2018 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year May 2018 GRAT may be deemed to own beneficially would be approximately 3.8%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year May 2018 GRAT owns beneficially equity securities of DISH Network representing approximately 7.0% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1	Name of Reporting Person Ergen Two-Year November 2018 DISH GRAT

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 50,000,000 SHARES (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 50,000,000 SHARES (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by the Reporting Person 50,000,000 SHARES

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 16.4% (2)

14	Type of Reporting Person OO

(1) All of the shares beneficially held by the Two-Year November 2018 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 254,626,165 shares of Class A Common Stock outstanding on November 18, 2019 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year November 2018 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year November 2018 GRAT may be deemed to own beneficially would be approximately 10.1%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year November 2018 GRAT owns beneficially equity securities of DISH Network representing approximately 19.0% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1	Name of Reporting Person Ergen Two-Year May 2019 DISH GRAT

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 50,000,000 SHARES (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 50,000,000 SHARES (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by the Reporting Person 50,000,000 SHARES

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 16.4% (2)

14	Type of Reporting Person OO

(1) All of the shares beneficially held by the Two-Year May 2019 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 254,626,165 shares of Class A Common Stock outstanding on November 18, 2019 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year May 2019 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year May 2019 GRAT may be deemed to own beneficially would be approximately 10.1%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year May 2019 GRAT owns beneficially equity securities of DISH Network representing approximately 19.0% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1	Name of Reporting Person Ergen Two-Year 2019 DISH GRAT II

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,000,000 SHARES (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 30,000,000 SHARES (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by the Reporting Person 30,000,000 SHARES

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 10.6% (2)

14	Type of Reporting Person OO

(1) All of the shares beneficially held by the Two-Year 2019 GRAT II are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 254,626,165 shares of Class A Common Stock outstanding on November 18, 2019 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year 2019 GRAT II into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year 2019 GRAT II  may be deemed to own beneficially would be approximately 6.1%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year 2019 GRAT II owns beneficially equity securities of DISH Network representing approximately 11.4% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1	Name of Reporting Person Telluray Holdings, LLC

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 66,870,592 SHARES (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 66,870,592 SHARES (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by the Reporting Person 66,870,592 SHARES

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 21.0% (2)

14	Type of Reporting Person OO

(1) Includes shares of Class A Common Stock and Class B Common Stock, of which Telluray Holdings is the beneficial owner.  The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.  Consists of: (i) 63,790,620 shares of Class B Common Stock; and (ii) 3,079,972 shares of Class A Common Stock, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings.

(2) Based on 254,626,165 shares of Class A Common Stock outstanding on November 18, 2019 and assuming conversion of all the shares of Class B Common Stock held by Telluray Holdings into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Telluray Holdings may be deemed to own beneficially would be approximately 13.6%.  Because each share of Class B Common Stock is entitled to 10 votes per share, Telluray Holdings owns beneficially equity securities of DISH Network representing approximately 24.3% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

Item 2. Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) Charles W. Ergen; (b) Cantey M. Ergen; (c) the Two-Year 2017 GRAT; (d) the Two-Year March 2018 GRAT; (e) the Two-Year May 2018 GRAT; (f) the Two-Year November 2018 GRAT; (g) the Two-Year May 2019 GRAT; (h) the Two-Year 2019 GRAT II; and (i) Telluray Holdings, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. and Mrs. Ergen, the Two-Year 2017 GRAT, the Two-Year March 2018 GRAT, the Two-Year May 2018 GRAT, the Two-Year November 2018 GRAT, the Two-Year May 2019 GRAT, the Two-Year 2019 GRAT II and Telluray Holdings.

(A) Charles W. Ergen

Mr. Ergen’s principal occupation is Chairman of DISH Network and Chairman of EchoStar Corporation, (“EchoStar”) and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

(B) Cantey M. Ergen

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of DISH Network and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C) Two-Year 2017 GRAT

The Two-Year 2017 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year 2017 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year 2017 GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 10,803,337 shares of Class B Common Stock held by the Two-Year 2017 GRAT, except as set forth in Item 6.

(D) Two-Year March 2018 GRAT

The Two-Year March 2018 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year March 2018 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year March 2018 GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 13,963,755 shares of Class B Common Stock held by the Two-Year March 2018 GRAT, except as set forth in Item 6.

(E) Two-Year May 2018 GRAT

The Two-Year May 2018 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year May 2018 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year May 2018 GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 18,572,788 shares of Class B Common Stock held by the Two-Year May 2018 GRAT, except as set forth in Item 6.

(F) Two-Year November 2018 GRAT

The Two-Year November 2018 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year November 2018 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year November 2018 GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 50,000,000 shares of Class B Common Stock held by the Two-Year November 2018 GRAT, except as set forth in Item 6.

(G) Two-Year May 2019 GRAT

The Two-Year May 2019 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year May 2019 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year May 2019 GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 50,000,000 shares of Class B Common Stock held by the Two-Year May 2019 GRAT, except as set forth in Item 6.

(H) Two-Year 2019 GRAT II

The Two-Year 2019 GRAT II was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year 2019 GRAT II has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year 2019 GRAT II, Mrs. Ergen is vested with sole voting and dispositive power over the 30,000,000 shares of Class B Common Stock held by the Two-Year 2019 GRAT II, except as set forth in Item 6.

(I) Telluray Holdings

Telluray Holdings is a limited liability company organized under the laws of the State of Wyoming and its principal business is to hold a portion of the assets and estate of Mr. Ergen and to hold certain assets of certain trusts established by Mr. Ergen for the benefit of his family. Its address is 1623 Central Avenue, Suite 214, Cheyenne,

Wyoming 82001. Telluray Holdings has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ergen and certain trusts established for the benefit of his family are the members of Telluray Holdings.  Mr. Ergen and Mrs. Ergen are the managers of Telluray Holdings.  As a manager of Telluray Holdings, Mrs. Ergen has sole voting power over the 3,079,972 shares of Class A Common Stock and 63,790,620 shares of Class B Common Stock held by Telluray Holdings.  As managers of Telluray Holdings, Mr. Ergen and Mrs. Ergen share dispositive power over the shares of Class A Common Stock and shares of Class B Common Stock held by Telluray Holdings.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

The information in Item 4 is incorporated herein by reference.

Mr. Ergen expects to acquire Class A Common Stock in connection with the rights offering and Standby Purchase Agreement with personal funds. The other Reporting Persons may acquire Class A Common Stock in connection with the rights offering with personal funds or working capital, as applicable.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

As disclosed in the Current Report on Form 8-K filed by DISH Network with the Securities and Exchange Commission (the “SEC”) on November 22, 2019, DISH Network announced the commencement of its previously announced rights offering to raise proceeds of approximately $1 billion. All holders of DISH Network’s Class A Common Stock, Class B Common Stock and outstanding convertible notes (the “eligible securities”) are being granted the right to participate in the offering and subscribe for newly-issued shares of DISH Network’s Class A Common Stock on a pro rata basis. The subscription price is $33.52 per share of Class A Common Stock.

In connection with the rights offering, Mr. Ergen and DISH Network have entered into a Standby Purchase Agreement, dated November 21, 2019 (the “Standby Purchase Agreement”), under which Mr. Ergen has agreed to purchase, at the subscription price of $33.52 per share of Class A Common Stock, any and all shares of Class A Common Stock not subscribed for by holders of DISH Network’s eligible securities pursuant to the exercise of their subscription rights. No fees or other consideration will be paid by DISH Network to Mr. Ergen in consideration of his commitment to purchase any and all unsubscribed shares of Class A Common Stock following the rights offering. Any shares of Class A Common Stock issued to Mr. Ergen in connection with the Standby Purchase Agreement will be “restricted securities” as that term is defined in Rule 144 under the Securities Act of 1933, as amended. Mr. Ergen has also informed DISH Network that he intends to fully exercise all subscription rights allocated in respect of eligible securities of DISH Network that he beneficially owns.

The Standby Purchase Agreement contains provisions, including conditions to closing, termination rights, and representations, warranties and covenants of DISH Network and Mr. Ergen, that are customary for agreements of this type.

The summary of the Standby Purchase Agreement set forth above is qualified by reference to the full text of the Standby Purchase Agreement, which is filed as Exhibit B hereto and incorporated by reference herein.

The acquisition of the shares of Class A Common Stock by Mr. Ergen pursuant to the Standby Purchase Agreement is for investment purposes.

Item 5.  Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a)  This filing is for the cumulative share holdings of an affiliated group as of November 21, 2019.  See Items 11 and 13 of the cover pages to this Amendment No. 36 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.  The Reporting Persons’ beneficial ownership of shares of Class A Common Stock excludes 65,570 shares of Class A Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family. Mr. Ergen and Mrs. Ergen disclaim beneficial ownership of the 63,790,620 shares of Class B Common Stock and the 3,079,972 shares of Class A Common Stock held by Telluray Holdings, except to the extent of their pecuniary interest.

(b)  See Items 7 through 10 of the cover pages to this Amendment No. 36 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)  The Reporting Persons have not effected any transactions in the Class A Common Stock of DISH Network since the most recent filing of Schedule 13D other than as described herein.

(d) Not applicable.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The disclosure set forth under Item 4 regarding the Standby Purchase Agreement is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit A: Agreement of Joint Filing.

Exhibit B: Standby Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of DISH Network Corporation filed November 22, 2019, Commission File No. 0-26176).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

/s/ Charles W. Ergen
Dated: November 22, 2019	Charles W. Ergen

CANTEY M. ERGEN

/s/ Cantey M. Ergen
Dated: November 22, 2019	Cantey M. Ergen

ERGEN TWO-YEAR 2017 DISH GRAT

/s/ Cantey M. Ergen
Dated: November 22, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MARCH 2018 DISH GRAT

/s/ Cantey M. Ergen
Dated: November 22, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MAY 2018 DISH GRAT

/s/ Cantey M. Ergen
Dated: November 22, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR NOVEMBER 2018 DISH GRAT

/s/ Cantey M. Ergen
Dated: November 22, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MAY 2019 DISH GRAT

/s/ Cantey M. Ergen
Dated: November 22, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR 2019 DISH GRAT II

/s/ Cantey M. Ergen
Dated: November 22, 2019	Cantey M. Ergen, Trustee

TELLURAY HOLDINGS, LLC

/s/ Cantey M. Ergen
Dated: November 22, 2019	Cantey M. Ergen, Manager

Attention: Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A:	Agreement of Joint Filing.
Exhibit B:	Standby Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of DISH Network Corporation filed November 22, 2019, Commission File No. 0-26176).

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

CHARLES W. ERGEN

/s/ Charles W. Ergen
Dated: November 22, 2019	Charles W. Ergen

CANTEY M. ERGEN

/s/ Cantey M. Ergen
Dated: November 22, 2019	Cantey M. Ergen

ERGEN TWO-YEAR 2017 DISH GRAT

/s/ Cantey M. Ergen
Dated: November 22, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MARCH 2018 DISH GRAT

/s/ Cantey M. Ergen
Dated: November 22, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MAY 2018 DISH GRAT

/s/ Cantey M. Ergen
Dated: November 22, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR NOVEMBER 2018 DISH GRAT

/s/ Cantey M. Ergen
Dated: November 22, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MAY 2019 DISH GRAT

/s/ Cantey M. Ergen
Dated: November 22, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR 2019 DISH GRAT II

/s/ Cantey M. Ergen
Dated: November 22, 2019	Cantey M. Ergen, Trustee

TELLURAY HOLDINGS, LLC

/s/ Cantey M. Ergen
Dated: November 22, 2019	Cantey M. Ergen, Manager